SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 11-K/A

                                  ANNUAL REPORT



(Mark One)

[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended December 31, 2002


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _____________ to _____________.



Commission file number 0-981
                       -----




A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PUBLIX SUPER MARKETS, INC.
                                3300 AIRPORT ROAD
                             LAKELAND, FLORIDA 33811

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                   Index to Financial Statements and Schedule



Independent Auditors' Report

Financial Statements:

  Statement of Net Assets Available for Plan Benefits, with Fund Information -
   December 31, 2002

  Statement of Net Assets Available for Plan Benefits, with Fund Information -
   December 31, 2001

  Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information - Year ended December 31, 2002

  Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information - Year ended December 31, 2001

  Notes to Financial Statements


Schedule:

  Schedule of Assets (Held at End of Year) - December 31, 2002

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------




The Administrative Committee
Publix Super Markets, Inc.
401(k) SMART Plan:



We have audited the accompanying statements of net assets available for plan benefits, with fund information, of Publix Super Markets, Inc. 401(k) SMART Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits, with fund information, for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                KPMG LLP


Tampa, Florida
June 12, 2003




                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 2002





                                                                                                        Aggressive/
                                                                       Asset Allocation Funds            Large Cap
                            International     Small Cap     -----------------------------------------     Growth         Large Cap
Assets                          Fund          Blend Fund    Aggressive     Moderate      Conservative      Fund          Value Fund
------                          ----          ----------    ----------     --------      ------------      ----          ----------

Investments, at fair value   $2,353,422       2,802,361     2,563,778      5,352,196      1,814,203     30,953,247       2,704,346

Employer Contribution
   Receivable                       ---             ---           ---            ---            ---            ---             ---
                             ----------       ---------     ---------      ---------      ---------     ----------       ---------
     Total Assets            $2,353,422       2,802,361     2,563,778      5,352,196      1,814,203     30,953,247       2,704,346
                             ==========       =========     =========      =========      =========     ==========       =========

Net Assets Available
   for Plan Benefits:
   Active Participants       $2,204,927       2,618,087     2,360,086      4,979,628      1,714,557     28,173,958       2,583,500
   Non-active Participants      148,495         184,274       203,692        372,568         99,646      2,779,289         120,846
                             ----------       ---------     ---------      ---------      ---------     ----------       ---------
                             $2,353,422       2,802,361     2,563,778      5,352,196      1,814,203     30,953,247       2,704,346
                             ==========       =========     =========      =========      =========     ==========       =========



See accompanying notes to financial statements.                      (Continued)






                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

   Statement of Net Assets Available for Plan Benefits, with Fund Information (Continued)
                                December 31, 2002



                             Equity Index/
                               S&P 500       Intermediate     Fixed           Publix
                                Index         Term Bond       Income           Stock         Participants'
Assets                          Fund            Fund           Fund            Fund             Loans           Total
------                          ----            ----           ----            ----             -----           -----

Investments, at fair value   15,047,119       12,294,208    24,827,259      269,685,685       24,104,701     $394,502,525

Employer Contribution
   Receivable                       ---              ---           ---       15,401,530              ---       15,401,530
                             ----------       ----------    ----------      -----------       ----------     ------------
     Total Assets            15,047,119       12,294,208    24,827,259      285,087,215       24,104,701     $409,904,055
                             ==========       ==========    ==========      ===========       ==========     ============

Net Assets Available
   for Plan Benefits:
   Active Participants       13,873,868       11,336,911    22,862,686      257,458,895       24,104,701     $374,271,804
   Non-active Participants    1,173,251          957,297     1,964,573       27,628,320              ---       35,632,251
                             ----------       ----------    ----------      -----------       ----------     ------------
                             15,047,119       12,294,208    24,827,259      285,087,215       24,104,701     $409,904,055
                             ==========       ==========    ==========      ===========       ==========     ============




See accompanying notes to financial statements.







                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                December 31, 2001






                                                                      Asset Allocation Funds              Aggressive/
                                                           ------------------------------------------      Large Cap
                             International    Small Cap    Long-Term/     Medium-Term/    Short-Term/       Growth       Large Cap
Assets                           Fund         Blend Fund   Aggressive       Moderate     Conservative        Fund        Value Fund
------                           ----         ----------   ----------       --------     ------------        ----        ----------

Investments, at fair value   $2,423,888        565,681     1,812,345       4,642,213        921,131       36,832,957      1,040,656

Employer Contribution
   Receivable                       ---            ---           ---             ---            ---              ---            ---
                             ----------        -------     ---------       ---------        -------       ----------      ---------
     Total Assets            $2,423,888        565,681     1,812,345       4,642,213        921,131       36,832,957      1,040,656
                             ==========        =======     =========       =========        =======       ==========      =========

Net Assets Available
   for Plan Benefits:
   Active Participants       $2,335,072        551,564     1,705,489       4,435,043        892,467       34,380,197      1,019,530
   Non-active Participants       88,816         14,117       106,856         207,170         28,664        2,452,760         21,126
                             ----------        -------     ---------       ---------        -------       ----------      ---------
                             $2,423,888        565,681     1,812,345       4,642,213        921,131       36,832,957      1,040,656
                             ==========        =======     =========       =========        =======       ==========      =========


See accompanying notes to financial statements.                      (Continued)







                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

   Statement of Net Assets Available for Plan Benefits, with Fund Information (Continued)
                                December 31, 2001



                             Equity Index/
                               S&P 500       Intermediate     Fixed           Publix
                                Index         Term Bond       Income           Stock         Participants'
Assets                          Fund            Fund           Fund            Fund             Loans           Total
------                          ----            ----           ----            ----             -----           -----

Investments, at fair value    15,540,042      2,630,952      13,856,287      258,771,543      23,625,283     $362,662,978

Employer Contribution
   Receivable                        ---            ---             ---       15,075,699             ---       15,075,699
                              ----------      ---------      ----------      -----------      ----------     ------------
     Total Assets             15,540,042      2,630,952      13,856,287      273,847,242      23,625,283     $377,738,677
                              ==========      =========      ==========      ===========      ==========     ============

Net Assets Available
   for Plan Benefits:
   Active Participants        14,725,997      2,545,775      13,158,274      254,148,649      23,625,283     $353,523,340
   Non-active Participants       814,045         85,177         698,013       19,698,593             ---       24,215,337
                              ----------      ---------      ----------      -----------      ----------     ------------
                              15,540,042      2,630,952      13,856,287      273,847,242      23,625,283     $377,738,677
                              ==========      =========      ==========      ===========      ==========     ============


See accompanying notes to financial statements.







                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

   Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information
                          Year ended December 31, 2002






                                                                                                           Aggressive/
                                                                           Asset Allocation Funds           Large Cap
                                   International    Small Cap    --------------------------------------      Growth     Large Cap
                                       Fund         Blend Fund   Aggressive    Moderate    Conservative       Fund      Value Fund
                                       ----         ----------   ----------    --------    ------------       ----      ----------

Additions to Net Assets
  Attributed to:
Contributions:
  Participant                      $  943,735       1,046,850     1,168,975    1,496,310      689,724       8,335,696    1,148,287
  Employer - Stock                        ---             ---           ---          ---          ---             ---          ---
                                   ----------       ---------     ---------    ---------    ---------     -----------    ---------
    Total Contributions               943,735       1,046,850     1,168,975    1,496,310      689,724       8,335,696    1,148,287
                                   ----------       ---------     ---------    ---------    ---------     -----------    ---------

Investment Income (Loss):
  Net Appreciation (Depreciation)
    in Fair Value of Investments     (495,923)       (612,710)     (424,364)    (416,308)      26,534     (10,024,131)    (409,360)
  Dividends                               ---             ---           ---          ---          ---             ---       15,813
  Interest                                ---             ---           ---          ---          ---             ---          ---
                                   ----------       ---------     ---------    ---------    ---------     -----------    ---------

    Total Investment Income (Loss)   (495,923)       (612,710)     (424,364)    (416,308)      26,534     (10,024,131)    (393,547)
                                   ----------       ---------     ---------    ---------    ---------     -----------     --------
Participants' Loans                   (97,627)       (210,235)     (203,996)    (313,898)    (228,538)     (1,525,323)    (124,587)
                                   ----------       ---------     ---------    ---------    ---------     -----------     --------
    Total Additions (Deductions)
      to Plan Assets                  350,185         223,905       540,615      766,104      487,720      (3,213,758)     630,153
                                   ----------       ---------     ---------    ---------    ---------     -----------     --------
Deductions from Net Assets
  Attributed to:
Distributions to Participants        (142,446)        (72,829)     (151,110)    (373,520)    (112,794)     (2,105,416)     (95,242)
Interfund Transfers                  (278,205)      2,085,604       361,928      317,399      518,146        (560,536)   1,128,779
                                   ----------       ---------     ---------    ---------    ---------     -----------    ---------
    Total Additions (Deductions)
      to Plan Assets                 (420,651)      2,012,775       210,818      (56,121)     405,352      (2,665,952)   1,033,537
                                   ----------       ---------     ---------    ---------    ---------     -----------    ---------

Net Additions (Deductions)
  to Plan Assets                      (70,466)      2,236,680       751,433      709,983      893,072      (5,879,710)   1,663,690

Net Assets Available for
  Plan Benefits:
    Beginning of year               2,423,888         565,681     1,812,345    4,642,213      921,131      36,832,957    1,040,656
                                   ----------       ---------     ---------    ---------    ---------     -----------    ---------
    End of year                    $2,353,422       2,802,361     2,563,778    5,352,196    1,814,203      30,953,247    2,704,346
                                   ==========       =========     =========    =========    =========     ===========    =========




See accompanying notes to financial statements.                      (Continued)








                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

   Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information (Continued)
                          Year ended December 31, 2002




                                     Equity Index/
                                        S&P 500     Intermediate      Fixed           Publix
                                         Index        Term Bond       Income           Stock      Participants'
                                         Fund           Fund           Fund            Fund          Loans            Total
                                         ----           ----           ----            ----          -----            -----

Additions to Net Assets
  Attributed to:
Contributions:
  Participant                          4,520,013     2,617,758      4,835,713       45,193,149            ---      $ 71,996,210
  Employer - Stock                           ---           ---            ---       15,401,530            ---        15,401,530
                                      ----------    ----------     ----------      -----------     ----------      ------------

    Total Contributions                4,520,013     2,617,758      4,835,713       60,594,679            ---        87,397,740
                                      ----------    ----------     ----------      -----------     ----------      ------------

Investment Income (Loss):
  Net Appreciation (Depreciation)
    in Fair Value of Investments      (4,066,713)       22,486        948,717      (16,039,284)           ---       (31,491,056)
  Dividends                              191,034       655,147            ---        2,154,110            ---         3,016,104
  Interest                                   ---           ---            ---          166,482            ---           166,482
                                      ----------    ----------     ----------      -----------     ----------      ------------

    Total Investment Income (Loss)    (3,875,679)      677,633        948,717      (13,718,692)           ---       (28,308,470)
                                      ----------    ----------     ----------      -----------     ----------      ------------

Participants' Loans                     (799,451)   (1,525,317)    (5,304,658)       8,665,488        479,418        (1,188,724)
                                      ----------    ----------     ----------      -----------     ----------      ------------
    Total Additions (Deductions)
      to Plan Assets                    (155,117)    1,770,074        479,772       55,541,475        479,418        57,900,546
                                      ----------    ----------     ----------      -----------     ----------      ------------
Deductions from Net Assets
  Attributed to:
Distributions to Participants         (1,072,596)     (513,150)    (2,646,027)     (18,450,038)           ---       (25,735,168)
Interfund Transfers                      734,790     8,406,332     13,137,227      (25,851,464)           ---               ---
                                      ----------    ----------     ----------      -----------     ----------      ------------
    Total Additions (Deductions)
      to Plan Assets                    (337,806)    7,893,182     10,491,200      (44,301,502)           ---       (25,735,168)
                                      ----------    ----------     ----------      -----------     ----------      ------------

Net Additions (Deductions)
  to Plan Assets                        (492,923)    9,663,256     10,970,972       11,239,973        479,418        32,165,378

Net Assets Available for
  Plan Benefits:
    Beginning of year                 15,540,042     2,630,952     13,856,287      273,847,242     23,625,283       377,738,677
                                      ----------    ----------     ----------      -----------     ----------      ------------
    End of year                       15,047,119    12,294,208     24,827,259      285,087,215     24,104,701      $409,904,055
                                      ==========    ==========     ==========      ===========     ==========      ============





See accompanying notes to financial statements.







                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

   Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information
                          Year ended December 31, 2001






                                                                           Asset Allocation Fund           Aggressive/
                                                                 --------------------------------------     Large Cap
                                   International    Small Cap    Long-Term/  Medium-Term/   Short-Term/      Growth     Large Cap
                                       Fund         Blend Fund   Aggressive    Moderate    Conservative       Fund      Value Fund
                                       ----         ----------   ----------    --------    ------------       ----      ----------

Additions to Net Assets
  Attributed to:
Contributions:
  Participant                         $  946,851     81,283        903,720     1,277,022      421,060      9,353,165      168,032
  Employer - Stock                           ---        ---            ---           ---          ---            ---          ---
                                      ----------    -------      ---------     ---------      -------    -----------    ---------

    Total Contributions                  946,851     81,283        903,720     1,277,022      421,060      9,353,165      168,032
                                      ----------    -------      ---------     ---------      -------    -----------    ---------

Investment Income (Loss):
  Net Appreciation (Depreciation)
    in Fair Value of Investments        (189,009)    35,641       (123,380)     (131,308)      15,055     (6,258,851)      49,335
  Dividends                                  ---        ---            ---           ---          ---            ---        1,079
  Interest                                    78        ---             75           106           36            760          ---
                                      ----------    -------      ---------     ---------      -------    -----------    ---------

    Total Investment Income (Loss)      (188,931)    35,641       (123,305)     (131,202)      15,091     (6,258,091)      50,414
                                      ----------    -------      ---------     ---------      -------    -----------    ---------

Participants' Loans                      (22,589)     5,244        (57,503)      (79,543)     (14,114)      (459,506)     (39,849)
                                      ----------    -------      ---------     ---------      -------    -----------    ---------
    Total Additions to Plan Assets       735,331    122,168        722,912     1,066,277      422,037      2,635,568      178,597
                                      ----------    -------      ---------     ---------      -------    -----------    ---------
Deductions from Net Assets
  Attributed to:
Distributions to Participants           (148,380)    (8,778)       (89,191)     (299,974)     (57,901)    (2,126,819)     (14,085)
Interfund Transfers                     (697,381)   452,291       (183,756)     (300,957)       2,368     (9,707,884)     876,144
                                      ----------    -------      ---------     ---------      -------    -----------    ---------
    Total Additions (Deductions)
      to Plan Assets                    (845,761)   443,513       (272,947)     (600,931)     (55,533)   (11,834,703)     862,059
                                      ----------    -------      ---------     ---------      -------    -----------    ---------

Net Additions (Deductions)
  to Plan Assets                        (110,430)   565,681        449,965       465,346      366,504     (9,199,135)   1,040,656

Net Assets Available for
  Plan Benefits:
    Beginning of year                  2,534,318        ---      1,362,380     4,176,867      554,627     46,032,092          ---
                                      ----------    -------      ---------     ---------      -------    -----------    ---------
    End of year                       $2,423,888    565,681      1,812,345     4,642,213      921,131     36,832,957    1,040,656
                                      ==========    =======      =========     =========      =======    ===========    =========



See accompanying notes to financial statements.                      (Continued)








                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

   Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information (Continued)
                          Year ended December 31, 2001




                                     Equity Index/
                                        S&P 500     Intermediate      Fixed           Publix
                                         Index        Term Bond       Income           Stock      Participants'
                                         Fund           Fund           Fund            Fund          Loans            Total
                                         ----           ----           ----            ----          -----            -----

Additions to Net Assets
  Attributed to:
Contributions:
  Participant                          4,114,026        346,992       3,117,643       45,549,119           ---     $ 66,278,913
  Employer - Stock                           ---            ---             ---       15,075,699           ---       15,075,699
                                      ----------      ---------      ----------      -----------    ----------     ------------

    Total Contributions                4,114,026        346,992       3,117,643       60,624,818           ---       81,354,612
                                      ----------      ---------      ----------      -----------    ----------     ------------

Investment Income (Loss):
  Net Appreciation (Depreciation)
    in Fair Value of Investments      (1,937,057)      (135,513)        871,794      (43,438,880)          ---      (51,242,173)
  Dividends                              116,595        103,002             ---        1,779,673           ---        2,000,349
  Interest                                   340            ---             247          310,750           ---          312,392
                                      ----------       --------      ----------      -----------    ----------     ------------

    Total Investment Income (Loss)    (1,820,122)       (32,511)        872,041      (41,348,457)          ---      (48,929,432)
                                      ----------      ---------      ----------      -----------    ----------     ------------

Participants' Loans                     (271,748)      (213,815)     (1,226,218)       1,569,853       394,559         (415,229)
                                      ----------      ---------      ----------      -----------    ----------     ------------
    Total Additions to Plan Assets     2,022,156        100,666       2,763,466       20,846,214       394,559       32,009,951
                                      ----------      ---------      ----------      -----------    ----------     ------------
Deductions from Net Assets
  Attributed to:
Distributions to Participants           (783,220)       (27,933)     (1,366,906)     (12,053,756)          ---      (16,976,943)
Interfund Transfers                   (1,608,521)     2,558,219       2,234,720        6,374,757           ---              ---
                                      ----------      ---------      ----------      -----------    ----------     ------------
    Total Additions (Deductions)
      to Plan Assets                  (2,391,741)     2,530,286         867,814       (5,678,999)          ---      (16,976,943)
                                      ----------      ---------      ----------      -----------    ----------     ------------

Net Additions (Deductions)
  to Plan Assets                        (369,585)     2,630,952       3,631,280       15,167,215       394,559       15,033,008

Net Assets Available for
  Plan Benefits:
    Beginning of year                 15,909,627            ---      10,225,007      258,680,027    23,230,724      362,705,669
                                      ----------      ---------      ----------      -----------    ----------     ------------
    End of year                       15,540,042      2,630,952      13,856,287      273,847,242    23,625,283     $377,738,677
                                      ==========      =========      ==========      ===========    ==========     ============




See accompanying notes to financial statements.

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



(1)  Description of Plan and Summary of Accounting Policies
     ------------------------------------------------------

     The following brief description of the Publix Super Markets, Inc. 401(k) SMART Plan (the "Plan") provides only general information. Participants should refer to the Plan document or the summary plan description for a complete description of the Plan provisions.

     The Plan, which became effective January 1, 1995, is a voluntary defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan was amended on November 19, 2002 to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 and certain other changes with various effective dates. The Plan was also amended and restated as of July 1, 2001 to include, among other changes, revised eligibility requirements to participate in the Plan, modifications to the loan provisions, a provision for participants to transfer matching contributions and earnings thereon from the Publix Stock Fund to one of the other investment fund options, the addition of a bond fund as a designated investment and GUST remediations as required under various governmental acts.

     Employees of Publix Super Markets, Inc. and its wholly owned subsidiaries, Publix Alabama, LLC, PublixDirect, LLC and Publix Asset Management Company (the "Company" or "Publix") are eligible to participate in the Plan six months after their hire date, if they are at least 18 years of age. The Plan year is a calendar year.

     (a)  Contributions
          -------------
          During the Plan year 2002, eligible employees could contribute up to 10% of their annual eligible compensation (8% prior to January 1, 2002), subject to the maximum contribution limits established by Federal law. Participants may invest their contributions and the earnings thereon among eleven investment fund options offered under the Plan. The Company may make a discretionary annual matching contribution to eligible participants of the Plan as determined by the Company's Board of Directors. During 2002 and 2001, the Company's Board of Directors approved a match of 50% of eligible contributions up to 3% of eligible wages, not to exceed a maximum match of $750 per employee. The match, which is determined as of the last day of the Plan year and paid in the subsequent Plan year, was in the form of common stock of Publix Super Markets, Inc. Participants may request a transfer of the match and earnings thereon from the Publix Stock Fund to one of the other investment fund options, which is processed by the Plan Administrator on the next valuation effective date for the common stock of Publix Super Markets, Inc.

     (b)  Participant Accounts
          --------------------
          Two separate accounts are maintained for each participant, a Savings Contribution Account and a Matching Contribution Account (the "Accounts"). Plan earnings are allocated and credited to the Accounts as of each valuation date. Each participant's share of earnings is determined by the Plan Administrator on a weighted average basis, so that each participant receives a pro-rata share. Forfeitures of non-vested Company contributions by separated or former participants and of Accounts of separated or former participants or beneficiaries that cannot be located after two years are used to reduce future Company matching contributions. Forfeitures, and earnings thereon, totaled $158,939 and $264,412 for the years ended December 31, 2002 and 2001, respectively.


                                                                     (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



     (c)  Vesting
          -------
          Participants  are  immediately  vested  in  their   contributions  and
          earnings thereon. For the Plan year 2002, Company matching contributions and earnings thereon were 100% vested upon completing three years of credited service (five years prior to January 1, 2002), reaching age 60, total disability or death. Matching contributions cannot be withdrawn or distributed until vested.

     (d)  Loans to Participants
          ---------------------
          All actively employed Plan participants with available account balances may apply for a loan from their Accounts. The minimum amount a participant may borrow is $1,000. The maximum amount that a participant may borrow is the lesser of: 1) 50% of the balances in the participant's Savings Contribution Account and vested Matching Contribution Account; or 2) $50,000, less the participant's highest outstanding loan balance during the previous twelve month period.
          However, any money held by the participant in the Publix stock component of the Publix Stock Fund cannot be borrowed. Participants may initiate one loan each year and may only have one outstanding loan at a time. All legal and administrative costs incurred as a result of a loan are paid by the participant. The interest rate is determined by the Primary Trustee as of the first day of each calendar quarter based on the United States prime interest rate as published in the Wall Street Journal. The interest rate on a loan is fixed for the term of the loan.

          A participant can choose repayment terms of up to five years. Repayment of principal and interest are made through after-tax payroll deductions each pay period. Repayment of principal and interest are credited pro-rata to the participant's Savings Contribution Account and Matching Contribution Account and reinvested according to the participant's current investment elections. Upon separation of employment all unpaid principal and accrued interest on any loan outstanding is immediately due and payable. Participants may repay a loan in total at any time after the loan has been in effect for at least 90 days and participants must wait 30 days between paying off one loan and initiating a new loan.

     (e)  Termination of Plan
          -------------------
          The Company expects to continue the Plan indefinitely, but is not contractually obligated to do so. The Company reserves the right to amend or discontinue the Plan at any time. If the Plan is ever terminated, participants will be fully vested in all amounts credited to their Accounts.

     (f)  Distribution of Benefits
          ------------------------
          Benefits are recorded when paid.

          Upon reaching age 59 1/2, a participant who is actively employed by the Company may elect to withdraw all or a portion of his/her Savings Contribution Account and the vested portion of his/her Matching Contribution Account. The minimum withdrawal amount is $1,000 or the vested balance in the Accounts if less than $1,000.

          A participant who reaches age 70 1/2 may begin receiving a distribution of benefits on or before April 1st of the calendar year following the year in which the participant reaches age 70 1/2 or retires, whichever is later.



                                          -2-                        (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



          Upon separation of service, retirement, disability or death, participants or their beneficiaries may elect to receive full distribution of their Savings Contribution Account and their vested Matching Contribution Account balances as of the valuation date immediately preceding the date of distribution, subject to certain restrictions on the sale of Publix stock. If the value of the participant's vested Accounts is $5,000 or less, the participant will receive an automatic distribution from the Plan no later than 60 days after the end of the Plan year in which the participant separates from employment. If the value of the participant's Savings Contribution Account and vested Matching Contribution Account exceeds $5,000 and the participant is not 62 years of age or older, the participant may elect to defer distribution.

          Payment of deferred distributions must be made to a participant or his/her beneficiary no later than 60 days after the end of the Plan year in which the participant reaches age 62. If the beneficiary is the participant's surviving spouse and the value of the participant's Savings Contribution Account and vested Matching Contribution Account exceeds $5,000, such beneficiary may defer distribution until the participant would have reached age 70 1/2.

     (g)  Basis of Accounting
          -------------------
          The financial statements of the Plan are prepared using the accrual basis of accounting.

     (h)  Investments
          -----------
          The market value of Publix Super Markets, Inc. common stock is based upon quarterly appraisals prepared by an independent appraiser. The fair value of other investments is determined based upon quoted market prices. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

          Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements and schedules of the Plan.

     (i)  Use of Estimates
          ----------------
          The preparation of financial statements in conformity with generally accepted accounting principles and ERISA requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.











                                          -3-                        (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001




(2)  Administration of the Plan
     --------------------------

     The Primary Trustee for the Plan, State Street Bank and Trust Company, is responsible for maintaining custody of the investment funds and other assets in which the employee contributions are invested, excluding Publix stock. Tina P. Johnson is the Trustee responsible for maintaining custody of the Publix stock component of the Publix Stock Fund. CitiStreet LLC serves as the third-party Plan Administrator. The Plan administration costs, excluding loan fees of $370,738 paid by Plan participants, are paid by Publix.

     Effective July 3, 2001, State Street Bank and Trust Company replaced Chase Manhattan Bank, N.A. as the Primary Trustee and CitiStreet LLC replaced Metropolitan Life Insurance Company as the third-party Plan Administrator.


(3)  Investments
     -----------

     The Plan consists of the following investment options:

     (a)  International Fund
          ------------------
          This fund seeks long-term capital growth by investing in stocks and debt obligations of companies and governments located outside the United States. International investments contain additional risks not associated with U.S. domestic issues. The fund can be expected to experience wider variation in its value than the other funds described herein.

          The "Templeton Foreign Fund - Class A," a mutual fund, was the investment vehicle for the International Fund through July 2, 2001. This fund was generally diversified across approximately 40 countries and more than 30 different industries. This fund was designed for long-term investors who sought growth of capital and could tolerate the greater risks associated with investments in foreign securities.

          Effective July 3, 2001, the "SSgA International Growth Opportunities Fund," a commingled fund, was selected as the investment vehicle for the International Fund. This fund seeks capital growth in international stocks by identifying growth opportunities among the most competitive and dominant non-U.S. companies. This fund is designed for long-term investors seeking growth of capital and willing to accept the greater risks associated with investments in foreign securities.

     (b)  Small Cap Blend Fund
          --------------------
          This fund seeks long-term capital growth by investing in securities of small to medium-sized companies. The fund was added to the Plan as of July 3, 2001.

          The "Managers Special Equity Fund," a mutual fund, was selected as the investment vehicle for the Small Cap Blend Fund. This fund invests in the stocks of small to medium-sized companies with the potential for capital appreciation as a result of earnings growth and/or improvements in equity valuation. This fund is designed for long-term investors seeking to invest in smaller companies and willing to accept the risks associated with such investments.



                                          -4-                        (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



     (c)  Asset Allocation Funds
          ----------------------
          These funds are growth and income funds which use an asset allocation approach. These funds may consist of common and preferred stocks, governmental and corporate bonds, and other securities or investment opportunities designed to provide for both current income and capital appreciation. These funds can be expected to experience wider variation in value than the Fixed Income Fund.

          Three MetLife/UAM TimeStyle Portfolios were the investment vehicles for the Asset Allocation Funds through July 2, 2001. These portfolios offered diversification by automatically blending risk across different types of investments. The assets in these portfolios were rebalanced periodically to ensure that the asset allocation was consistent over time.

          MetLife/UAM Long-Term TimeStyle Portfolio
          -----------------------------------------
          This portfolio sought to provide long-term growth of capital by utilizing an aggressive balanced approach. This portfolio was expected to be approximately 80% invested in equities, including exposure to international markets, and 20% invested in U.S. investment-grade bonds. This was a growth portfolio for use by aggressive investors.

          MetLife/UAM Medium-Term TimeStyle Portfolio
          -------------------------------------------
          This portfolio sought to provide growth of capital and a moderate level of income by utilizing a moderate balanced approach. This portfolio was expected to be approximately 60% invested in equities, including exposure to international markets, and 40% invested in U.S. investment-grade bonds or short-term securities. This was a growth and income portfolio for use by moderate investors seeking growth of capital and some current income.

          MetLife/UAM Extended Short-Term TimeStyle Portfolio
          ---------------------------------------------------
          This portfolio sought to provide capital preservation with moderate growth and current income utilizing a conservative balanced approach. This portfolio was expected to be approximately 40% invested in equities, including exposure to international markets, 45% invested in U.S. investment-grade bonds and 15% in short-term securities. This was an income-oriented portfolio for use by conservative investors seeking some growth of capital.

          Effective July 3, 2001, three SSgA Balanced Funds, commingled funds, were selected as the investment vehicles for the Asset Allocation Funds. These funds are portfolios containing stocks, bonds and fixed income investments. These funds offer diversification by automatically blending risk across different types of investments.

          SSgA Aggressive Strategic Balanced Fund
          ---------------------------------------
          This fund seeks to provide capital growth. This fund seeks to match a composite benchmark that is made up of 85% stocks and 15% bonds. The fund provides diversification of returns and market risk by incorporating a broad set of asset classes which may stabilize the fund during market fluctuations. This fund is designed for aggressive investors with a long-term investment time frame due to the fund's significant emphasis on stock holdings.






                                       -5-                           (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



          SSgA Moderate Strategic Balanced Fund
          -------------------------------------
          This fund seeks to provide capital growth with some income for stability. This fund seeks to match a composite benchmark that is made up of 55% stocks and 45% bonds. The fund provides diversification of returns and market risk by incorporating a broad set of asset classes which may stabilize the fund during market fluctuations. This fund is designed for somewhat aggressive investors with a medium-term investment time frame due to the fund's emphasis on stock holdings.

          SSgA Conservative Strategic Balanced Fund
          -----------------------------------------
          This fund seeks to provide income and a modest level of capital growth. The fund seeks to match a composite benchmark that is made up of 25% stocks and 75% bonds. The fund provides diversification of returns and market risk by incorporating a broad set of asset classes which may stabilize the fund during market fluctuations. This fund is designed for conservative investors with a short to medium-term investment time frame due to the fund's emphasis on bond holdings.

     (d)  Aggressive/Large Cap Growth Fund
          --------------------------------
          This fund consists of a portfolio invested primarily in common stocks and other securities or investment opportunities providing long-term capital growth. This fund seeks long-term capital growth by investing primarily in securities of companies with large market capitalizations.

          The "Fidelity Contrafund," a mutual fund, was the investment vehicle for the Aggressive/Large Cap Growth Fund through July 2, 2001. This fund invested in the securities of U.S. and international companies that were believed to be undervalued.

          Effective July 3, 2001, the "Smith Barney Large Cap Growth (A) Fund," a mutual fund, was selected as the investment vehicle for the Aggressive/Large Cap Growth Fund. This fund invests in the stocks of nationally known companies which lead their industries in product, distribution or service strength. This fund is designed for aggressive investors seeking long-term returns with possible large fluctuations in the short term.

     (e)  Large Cap Value Fund
          --------------------
          This fund seeks to invest in growing companies that are selling at value prices and holds on to them for the long term. The fund was added to the Plan as of July 3, 2001.

          The "Davis New York Venture (A) Fund," a mutual fund, was selected as the Large Cap Value Fund. The fund invests primarily in stocks in the financial services, pharmaceutical and health care industries. The fund seeks to identify stocks that have specific, long-term trends that should provide consistent growth over time. This fund is designed for aggressive investors seeking to invest entirely in the stocks of large, established companies.










                                       -6-                           (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



     (f)  Equity Index/S&P 500 Index Fund
          -------------------------------
          This fund consists of a portfolio invested primarily in common stocks which, in the aggregate, are intended to replicate the total return of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), and/or a portfolio of comparable investments. The fund is intended to provide for long-term growth of capital, and secondarily for long-term growth of income (or to provide a similar investment return).

          The "MetLife Stock Market Index Guarantee Account" was the investment vehicle for the Equity Index/S&P 500 Index Fund through July 2, 2001. It consisted of most of the stocks of the S&P 500 Index.

          Effective July 3, 2001, the "SSgA S&P 500 Index Fund," a mutual fund, was selected as the Equity Index/S&P 500 Index Fund. This fund buys and holds stocks in the same market-weighted proportions as the S&P 500 Index, and trades stocks only when there is a change in the S&P 500 Index. The fund is designed for moderate to aggressive investors seeking to invest in the stocks of the S&P 500 Index.

     (g)  Intermediate Term Bond Fund
          ---------------------------
          This fund seeks to control market risk while maximizing income by investing in investment-grade fixed income securities with an intermediate maturity. This fund was added to the Plan as of July 3, 2001.

          The "PIMCO Total Return Fund," a mutual fund, was selected as the Intermediate Term Bond Fund. This fund invests in U.S. government bonds, corporate bonds, mortgage-backed securities and bonds of non-U.S. issuers. This fund is designed for conservative to moderate investors seeking current income while minimizing the fluctuation of their principal balance.

     (h)  Fixed Income Fund
          -----------------
          This fund consists of a portfolio invested in commercial paper, U.S. government or Federal agency obligations, short-term corporate obligations, bank certificates of deposit, savings accounts and/or comparable investments designed to provide maximum protection of capital with a conservative rate of return.

          The "MetLife Guaranteed Fixed Income Account" was the investment vehicle for the Fixed Income Fund through July 2, 2001. It consisted of one or more MetLife guaranteed interest contracts ("GICs"), which were intended to provide the advantage of intermediate-term rates with protection from potential fluctuations in interest rates during the guarantee period. The GIC rate was 6.35% as of July 2, 2001.

          Effective July 3, 2001, the "SSgA Stable Value Fund," a commingled fund, was selected as the Fixed Income Fund. This fund seeks to maintain the value of the initial investment while providing current income. This fund invests in stable value investments such as GICs, money market instruments and short-term funds such as Treasury bills with an average weighted maturity of one and a half to three years. The fund is designed for conservative investors seeking minimal market risk and modest growth, while maintaining principal and liquidity.





                                       -7-                           (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



     (i)  Publix Stock Fund
          -----------------
          This fund includes two components: Publix stock and cash awaiting investment in Publix stock. Cash awaiting investment in Publix stock is invested in a short-term fixed income funding vehicle (MetLife GIC through July 2, 2001; beginning July 3, 2001, SSgA Yield Enhanced Short Term Investment Fund, a commingled fund). The cash component of this fund includes employee contributions and loan repayments, transfers from other investments to purchase Publix stock, dividends earned on Publix stock and income earned on all of these deposits. The cash component of this fund is used to purchase Publix stock on specified purchase dates. The fund provides an opportunity for long-term capital growth. Because this fund is not diversified, it may experience wider variation in value than the other funds described herein.

     As of December 31, 2002, participant- and nonparticipant-directed investments in the following funds each represented 5.0% or more of the Plan's net assets available for plan benefits: Smith Barney Large Cap Growth (A) Fund, SSgA Stable Value Fund and Publix Stock Fund. As of December 31, 2001, participant- and nonparticipant-directed investments in the following funds each represented 5.0% or more of the Plan's net assets available for plan benefits: Smith Barney Large Cap Growth (A) Fund and Publix Stock Fund.


















                                          -8-                        (Continued)

                    PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



(4)  Reconciliation of Financial Statements to Form 5500
     ---------------------------------------------------

     The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:


                                                                   December 31,
                                                                   ------------
                                                               2002            2001
                                                               ----            ----

        Net assets available for plan benefits
           per the financial statements                   $409,904,055     377,738,677

        Less: Amounts allocated to withdrawing
           participants                                     (1,374,361)     (6,068,586)

        Less: Corrective distributions                      (1,527,290)       (460,953)
                                                          ------------     -----------
        Net assets available for plan benefits
           per the Form 5500                              $407,002,404     371,209,138
                                                          ============     ===========



     The following is a reconciliation of benefit payments to participants per the financial statements to the Form 5500:

                                                               Year ended December 31,
                                                               -----------------------
                                                               2002            2001
                                                               ----            ----

        Benefit payments to participants per the
           financial statements                           $ 25,735,168      16,976,943

        Add:  Amounts allocated to withdrawing
           participants at December 31, 2002 and 2001        1,374,361       6,068,586

        Less: Amounts allocated to withdrawing
           participants at December 31, 2001 and 2000       (6,068,586)     (2,292,367)

        Less: Corrective distributions for years
           ended December 31, 2001 and 2000                   (460,953)       (473,846)
                                                          ------------      ----------
        Benefit payments to participants per the
           Form 5500                                      $ 20,579,990      20,279,316
                                                          ============      ==========
        Corrective distributions for years ended
           December 31, 2002 and 2001 per the
           Form 5500                                      $  1,527,290         460,953
                                                          ============      ==========

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment on or before December 31, 2002 and 2001, but not yet paid as of that date. Corrective distributions for excess deferrals and any allocable income that are paid after December 31, 2002 and 2001 are recorded on the Form 5500.




                                       -9-                           (Continued)

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



(5)  Related-Party Transactions
     --------------------------

     Certain Plan investments are commingled funds and mutual funds managed by State Street Global Advisors (SSgA), the investment management arm of State Street Bank and Trust Company. State Street Bank and Trust Company is the Primary Trustee for the Plan. The Smith Barney Large Cap Growth (A) Fund is a mutual fund managed by Smith Barney Asset Management, the investment advisory arm of Citigroup Asset Management. Citigroup Asset Management is part of Citigroup, Inc. Citigroup, Inc. and State Street Bank and Trust Company have 50/50 ownership interests in CitiStreet LLC, the third-party Plan Administrator, as a joint venture. Therefore, the transactions involving these investments, in addition to Publix Super Markets, Inc. common stock, qualify as party-in-interest transactions.

(6)  Tax Status
     ----------

     The Plan, as amended and restated as of July 1, 2001, received a favorable tax determination letter, dated April 30, 2002, from the Internal Revenue Service under Section 401(a) of the Internal Revenue Code (the "Code"), as amended. As such, the Plan is exempt from Federal income taxes under
     Section 501(a) of the Code. The Plan Administrator believes that the Plan has been and is currently being operated in compliance with the applicable requirements of the Code and the Plan document.









                                          -10-                       (Continued)


                                                                        Schedule


                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN
                    Schedule of Assets (Held at End of Year)
                               December 31, 2002



                                       Number of                       Fair
Name of Issuer and Title of Issue     Units/Shares        Cost         Value
---------------------------------     ------------        ----         -----

Marketable:
   International Fund
   ------------------
   SSgA International Growth
      Opportunities Fund *              333,330      $  2,974,561     2,353,422


   Small Cap Blend Fund
   --------------------
   Managers Special Equity Fund          50,878         3,178,971     2,802,361


   Asset Allocation Funds
   ----------------------
   SSgA Balanced Funds:
      SSgA Aggressive Strategic
         Balanced Fund *                325,145         2,950,528     2,563,778
      SSgA Moderate Strategic
         Balanced Fund *                590,612         5,741,587     5,352,196
      SSgA Conservative Strategic
         Balanced Fund *                175,697         1,777,433     1,814,203


   Aggressive/Large Cap Growth Fund
   --------------------------------
   Smith Barney Large Cap
      Growth (A) Fund *               2,081,616        40,676,298    30,953,247


   Large Cap Value Fund
   --------------------
   Davis New York Venture (A) Fund      129,147         2,992,037     2,704,346


   Equity Index/S&P 500 Index Fund
   -------------------------------
   SSgA S&P 500 Index Fund *          1,037,017        19,257,619    15,047,119


   Intermediate Term Bond Fund
   ---------------------------
   PIMCO Total Return Fund            1,152,290        12,358,374    12,294,208


   Fixed Income Fund
   -----------------
   SSgA Stable Value Fund *          16,207,258        23,752,634    24,827,259


Publix Stock Fund
-----------------
Marketable:
   SSgA Yield Enhanced Short Term
      Investment Fund *                 904,486         9,340,197     9,351,859

Non-Marketable:
   Common stock of Publix Super
      Markets, Inc. *                 6,761,918       250,108,581   260,333,826

Participants' Loans at rates of
   4.25% to 9.50%                           ---               ---    24,104,701
                                                     ------------   -----------
                                                     $375,108,820   394,502,525
                                                     ============   ===========
* Parties-in-interest

                                   SIGNATURE







Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Publix Super Markets, Inc. 401(k) SMART Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            PUBLIX SUPER MARKETS, INC.
                                            401(k) SMART PLAN


Date:  June 27, 2003                   By:  /s/Tina P. Johnson
                                            ---------------------------
                                            Tina P. Johnson
                                            Senior Vice President
                                            Publix Super Markets, Inc.,
                                            Plan Administrator